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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

WPT Enterprises, Inc.
(Name of Issuer)
Common Stock, $.001 par value
(Title of Class of Securities)
98211W 10 8
(CUSIP Number)
October 1, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	98211W 10 8

1	NAMES OF REPORTING PERSONS
	Neil Sell, Individually and as Trustee of the Bradley Berman Irrevocable Trust, Julie Berman Irrevocable Trust, Jessie Lynn Berman Irrevocable Trust, and Amy Berman Irrevocable Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	5	SOLE VOTING POWER

NUMBER OF		39,027

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,303,173

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		39,027

WITH:	8	SHARED DISPOSITIVE POWER

		1,303,173

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,342,200 SHARES

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN, OO

CUSIP No.	98211W 10 8

1	NAMES OF REPORTING PERSONS Douglas Dalton, as Trustee of the Bradley Berman Irrevocable Trust, Julie Berman Irrevocable Trust, Jessie Lynn Berman Irrevocable Trust, and Amy Berman Irrevocable Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,303,173

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,303,173

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,303,173 SHARES

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No. 92811W 10 8	13G
Item 1(a). Name of Issuer:
WPT Enterprises, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
5700 Wilshire Blvd., Suite 350, Los Angeles, CA 90036
Item 2(a). Name of Person Filing:
Neil I. Sell and Douglas Dalton, Trustees of the Bradley Berman Irrevocable Trust, the Julie Berman Irrevocable Trust, the Jessie Lynn Berman Irrevocable Trust, and the Amy Berman Irrevocable Trust (together, the “Trusts”)
Item 2(b). Address of Principal Business Office, or if none, Residence:
c/o Maslon Law Firm, 90 South 7th Street, Suite 3300, Minneapolis, MN 55402.
Item 2(c). Citizenship:
Messrs. Sell and Dalton are citizens of the United States.
Item 2(d). Title of Class of Securities:
Common Stock, $.001 par value
Item 2(e). CUSIP Number:
92811W 10 8
Item 3. If This Statement is Filed Pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

CUSIP No. 92811W 10 8	13G
Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:
Approximately 1,342,200 shares, including approximately 1,096,667 shares that will be distributed pursuant to a distribution announced by Lakes Entertainment, Inc. on October 7, 2008, (the “Distribution”), pursuant to which of all of the shares of WPTE held by Lakes’ wholly-owned subsidiary, Lakes Poker Tour, LLC, will be distributed to the shareholders of Lakes. The record date for the Distribution will be 5:00 PM Central Time on October 24, 2008. The record date establishes the shareholders of record entitled to receive shares in the Distribution and will be used to determine the ratio of WPTE shares to be distributed per Lakes share. The date of the Distribution will be November 21, 2008. Lakes currently owns 12,480,000 shares, or approximately 61 percent, of WPTE’S outstanding common stock. Based on the approximately 26.0 million shares of Lakes common stock outstanding as of October 7, 2008, the distribution ratio will be approximately 0.4795348696 WPTE shares for every share of Lakes held by a shareholder on October 24, 2008.
Based on the above, the Reporting Person would receive shares of WPTE common stock in the Distribution as follows: 1,092,640 shares to the Trusts in the aggregate, and 4,027 shares to Mr. Sell. In addition, Mr. Sell currently holds 35,000 shares of WPTE common stock and Mr. Sell’s spouse holds 1,000 shares. (Mr. Sell disclaims beneficial ownership of the shares held by his spouse and they are not included in the total in Item 9 on page 2. They are noted here for information only.)
(b)	Percent of class:
6.5% (Based upon the most recently filed Form 10-Q, WPTE has 20,491,993 shares outstanding as of August 7, 2008.)
(c)	Number of shares as to which such person has:
With respect to Mr. Sell:
(i)	Sole power to vote or to direct the vote: 39,027

(ii)	Shared power to vote or to direct the vote: 1,303,173

(iii)	Sole power to dispose or to direct the disposition of: 39,027

(iv)	Shared power to dispose or to direct the disposition of: 1,303,173
With respect to Mr. Dalton:
(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,303,173

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,303,173
A joint filing agreement is attached as Exhibit 99.1.

Item 5. Ownership of Five Percent or Less of a Class.
N/A
Item 6. Ownership of More Than Five Percent on Behalf of Another Person.
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
N/A
Item 8. Identification and Classification of Members of the Group.
N/A
Item 9. Notice of Dissolution of Group.
N/A
Item 10. Certifications.
(a) Not applicable
(b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 17, 2008
/s/ Neil Sell

Neil Sell, Individually, and as Trustee of
The Bradley Berman Irrevocable Trust
The Julie Berman Irrevocable Trust
The Jessie Lynn Berman Irrevocable Trust and
The Amy Berman Irrevocable Trust
/s/ Douglas Dalton

Douglas Dalton, as Trustee of
The Bradley Berman Irrevocable Trust
The Julie Berman Irrevocable Trust
The Jessie Lynn Berman Irrevocable Trust and
The Amy Berman Irrevocable Trust

EXHIBIT INDEX

Exhibit Number	Description

99.1	Agreement To Jointly File Schedule 13G